FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   July 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The  following  information  was filed by CEZ, a. s. in Czech  language with the
Prague Stock Exchange as required by its rules and regulations:


CEZ's Current Percentage of Voting Rights in ZCE and STE

In connection with the mandatory tender offers for participating securities in the joint-stock companies Stredoceska energeticka and Zapadoceska energetika (the tender offers were launched on June 2, 2003 and closed on June 30, 2003), CEZ, a.s. has so far acquired the following percentages of voting rights:


Company                                       Percentage of Voting Rights (%)

Stredoceska energeticka, a.s.                                80.90
Zapadoceska energetika, a.s.                                 61.56


Upon the closing with respect to the share swap agreement entered into on July 4, 2003 with E.ON Czech Holding AG and EBO Czech Investments Limited, and upon completing the settlement of share purchase instructions in the mandatory tender offers referred to above, CEZ may acquire interests of up to 99.06% and up to 97.73% in ZCE and STE, respectively.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.

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                                                         (Registrant)

Date: July 28, 2003


                                                By: /s/ Libuse Latalova
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                                                        Libuse Latalova
                                                Head of Finance Administration